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Filed by: GB Property Funding Corp., GB Holdings, Inc. Greate Bay Hotel and
Casino, Inc., Atlantic Coast Entertainment Holdings, Inc., and ACE Gaming, LLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: GB Property Funding Corp., GB Holdings, Inc., Greate Bay Hotel and Casino, Inc., Atlantic Coast Entertainment Holdings, Inc., and ACE Gaming, LLC

Commission File No.: 33-69716

The Following joint press release was issued by GB Property Funding Corp., GB Holdings, Inc. Greate Bay Hotel and Casino, Inc., Atlantic Coast Entertainment Holdings, Inc., and ACE Gaming, LLC

June 1, 2004

CONTACT:  Douglas S. Niethold, Interim Vice President of Finance
          Sands Hotel and Casino
          609-441-4432
          dniethold@sandsac.com

         GB HOLDINGS, INC. AND SUBSIDIARIES COMMENCE DEBT EXCHANGE OFFER
              AND ANNOUNCE DATE OF SPECIAL MEETING OF STOCKHOLDERS

     June 1, 2004 - Atlantic City, New Jersey - GB Holdings Inc. (Amex: GBH) (the "Company") announced today that its wholly-owned subsidiary Atlantic Coast Entertainment Holdings, Inc. ("Atlantic Holdings") has commenced a consent solicitation and exchange offer to (i) seek the consent of the holders of 11% Notes due 2005 ("11% Notes") issued by GB Property Funding Corp. ("Funding") (a wholly owned subsidiary of the Company), to (a) amend the indenture governing the 11% Notes, (b) release the liens on the collateral securing the 11% Notes, and (c) approve the terms of the indenture governing the 3% Notes due 2008 ("3% Notes") to be issued by Atlantic Holdings and guaranteed by ACE Gaming, LLC (a wholly owned subsidiary of Atlantic Holdings) and (ii) exchange, on a dollar for dollar basis, $1,000 principal amount of 3% Notes, plus $100 in cash, together with accrued, but unpaid interest, for each $1,000 principal amount of 11% Notes so exchanged. For purposes of the consent solicitation and exchange offer, a holder that tenders the 11% Notes for exchange will be deemed to have consented. The Company also announced that it would hold a special meeting of its stockholders on June 30, 2004 to seek approval of the transaction of which the exchange offer is a part.

     On June 1, 2004, the Securities and Exchange Commission declared effective registration statements on Form S-4 containing the consent solicitation and exchange offer and the proxy statement/prospectus relating to the special meeting. The terms and conditions of the consent solicitation and exchange offer and related documents and the matters covered by the proxy statement/prospectus dated June 1, 2004, are included in the registration statements filed with the SEC. The materials related to the consent solicitation and exchange offer and proxy statement/prospectus contain important information which should be read carefully before any decision is made with respect to the consent solicitation and exchange offer and the special


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meeting. Copies of the proxy statement/prospectus and consent solicitation and exchange offer documents may be obtained from Innisfree M&A Incorporated, the solicitation agent for the exchange offer and the proxy statement/prospectus (Banks and Brokers Call Collect: 212-750-5833; all others Call Toll-Free:
1-888-750-5834), or on the Securities and Exchange Commission web site at www.sec.gov.

     The completion of the consent solicitation and exchange offer is subject to conditions described in the consent solicitation and exchange offer documents, which include, among other conditions, the approval of the Company's stockholders, the consent of the New Jersey Casino Control Commission, the exchange of notes by a majority of the holders of the 11% Notes, and the effectiveness of the amendments to the indenture governing the 11% Notes and of the indenture governing the 3% Notes.

     Unless extended, the consent solicitation and exchange offer will expire at 12:01 a.m., New York City time, on July 1, 2004. Atlantic Holdings will announce any extensions by press release or other form of public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. Holders may withdraw any 11% Notes tendered until the expiration of the exchange offer.

     Certain information included in this press release contains statements that are forward-looking. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. For more information regarding the Company and its subsidiaries and risks applicable to its business, please review the filings with the SEC of the Company and its affiliates, GB Property Funding Corp. Greate Bay Hotel and Casino, Inc., Atlantic Holdings, and ACE Gaming, LLC, including the Company's reports on Forms 10-K and 10-Q.